SECI 06002870 COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65620 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb (305) 960-1902
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. DC 203

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Jorge Kalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas One Financial Group, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Managing Partner.

(Title)

Mayelyn Benitez Riambau
Commission #DD208696
Expires: May 04, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

(Notary Public)

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

## CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Member
Atlas One Financial Group, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin, Co.

Miami, Florida
January 26, 2006

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

## ATLAS ONE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 1,454,247 |
| RECEIVABLE FROM BROKER (NOTE 3) | | 31,725 |
| DEPOSIT AT BROKER (NOTE 3) | | 100,000 |
| OTHER ASSETS | | 77,741 |
| | $ | 1,663,713 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 182,060 |
| Due to Member (Note 4) | | 74,666 |
| Total liabilities | | 256,726 |
| MEMBER'S EQUITY | | 1,406,987 |
| | $ | 1,663,713 |

See accompanying notes.

# ATLAS ONE FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 5,099,001 |
| Interest | | 82,655 |
| Total revenues | | 5,181,656 |
| EXPENSES | | |
| Clearing charges | | 289,443 |
| Commissions | | 1,935,435 |
| Equipment rental | | 35,285 |
| Insurance | | 136,026 |
| Licenses and registrations | | 17,972 |
| Management fees (Note 4) | | 520,369 |
| Other general and administrative | | 75,944 |
| Payroll taxes | | 89,301 |
| Professional fees | | 203,835 |
| Quotations and research | | 79,293 |
| Salaries | | 31,995 |
| Telephone | | 70,446 |
| Travel and entertainment | | 80,009 |
| Total expenses | | 3,565,353 |
| NET INCOME | $ | 1,616,303 |

See accompanying notes.

**ATLAS ONE FINANCIAL GROUP, LLC**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Member's Equity as of December 31, 2004 | $ | 160,290 |
| Capital withdrawal | ( | 369,606) |
| Net income | | 1,616,303 |
| **Member's Equity as of December 31, 2005** | **$** | **1,406,987** |

See accompanying notes.

**ATLAS ONE FINANCIAL GROUP, LLC**
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 1,616,303 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Receivable from broker | ( | 9,735) |
| Other assets | ( | 65,281) |
| Accounts payable and accrued liabilities | | 101,385 |
| Due to Member | | 44,666 |
| Total adjustments | | 71,035 |
| Net cash provided by operating activities | | 1,687,338 |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Capital withdrawal | ( | 369,606) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 1,317,732 |
| **CASH AND CASH EQUIVALENTS - BEGINNING** | | 136,515 |
| **CASH AND CASH EQUIVALENTS - ENDING** | $ | 1,454,247 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Interest paid | $ | - |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the National Association of Securities Dealers, Inc. (NASD) to operate as a registered broker-dealer. The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

***Securities Transactions***

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

***Income Taxes***

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. Its operations are reflected in the tax return of the Company's Member.

***Use of Estimates in the Preparation of Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $1,329,246, which exceeded the requirements by $1,279,246. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.19 to 1 at December 31, 2005.

## NOTE 3. RISK CONCENTRATIONS

***Clearing and Depository Operations***

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. At December 31, 2005, the amount receivable from broker and the deposit at broker, as reflected in the accompanying statement of financial condition, are due from and held by this broker.

***Other Risk Concentrations***

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

## NOTE 4. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee. For the year ended December 31, 2005 the Company incurred $520,369 of management fees. At December 31, 2005, $74,666 was due to the Member for management fees, which is reflected as a liability in the accompanying statement of financial condition.

Management fees consisted of the following for the year ended December 31, 2005:

| | | |
|---|---|---|
| Facilities, furniture and equipment rental expenses | $ | 127,752 |
| Other general and administrative | | 13,489 |
| Salaries | | 379,128 |
| | $ | 520,369 |

## SUPPLEMENTARY INFORMATION

**ATLAS ONE FINANCIAL GROUP, LLC**
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE
15c3-1
DECEMBER 31, 2005

| | | |
|---|---|---|
| **CREDITS** | | |
| Member's Equity | $ | 1,406,987 |
| **DEBITS** | | |
| Other assets | | 77,741 |
| **NET CAPITAL** | | 1,329,246 |
| **MINIMUM NET CAPITAL REQUIREMENT** - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $256,726 | | 50,000 |
| **EXCESS NET CAPITAL** | $ | 1,279,246 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.19 to 1 |
| **SCHEDULE OF AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued liabilities | $ | 182,060 |
| Due to Member | | 74,666 |
| Total aggregate indebtedness | $ | 256,726 |

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See Independent Auditors' Report.

**ATLAS ONE FINANCIAL GROUP, LLC**
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2005

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Member
Atlas One Financial Group, LLC
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of Atlas One Financial Group, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin, Co.

Miami, Florida
January 26, 2006